BACCHUS LAW GROUP Corporate & Securities Law	1511 West 40th Avenue Vancouver, BC V6M 1V7 Tel 604.732.4804 Fax 604.408.5177

July 6, 2007

Larry Spirgel
Assistant Director
Division of Corporate Finance
United States Securities and
Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Dear Mr. Spirgel:

Re:	Capital Alliance Group, Inc. (the “Company”)
Registration Statement on Form 20-FR
Filed on May 10, 2007
File No. 0-31557

General

1.

Please note that the Form 20-FR goes effective automatically by lapse of time 60 days after the date filed pursuant to Section 12(g)(1) of the Securities Exchange Act of 1934. If our comments are not addressed within this 60-day time period, you should consider withdrawing the Form 20-FR prior to effectiveness and re-filing a new Form 20-FR including changes responsive to our comments. If you choose not to withdraw, you will be subject to the reporting requirements under Section 13(a) of the Exchange Act once your Form 20-FR becomes automatically effective. In addition, we will continue to review your filing until all of our comments have been addressed.

Response:
The Company filed the amendment of 20-F within the 60-day time period.

Part I

Item 1.C Auditors, page 4

2.	Please disclose the auditor’s membership with a professional body in U.S. and Canada, such as PCAOB in US. Refer to Item 1.C of Form 20-F.

Response:
The following paragraph has been added and now reads:

On Page 4:

Dale Matheson Carr-Hilton LaBonte LLP is licensed to practice with the Institute of Chartered Accountants of British Columbia and is registered with both the Canadian Public Accounting Board and the Public Company Accounting Oversight Board in the U.S.

Item 4. Information on the Company, page 20

3.

Please provide us with copies of market and industry data that you cite or rely on in your filing. These materials should be appropriately marked, dated, and refer to the page number on which they are cited. We note, for example, cites to World Population Prospects, 2005 China Statistical Yearbook, China Country Monitor and the Statistical Almanac of Chinese Population, 2001.

Response:
The Company has enclosed copies of market and industry data in the response letter.

4.

We encourage you to avoid replacing names with abbreviations, as this makes portions of your disclosure difficult to follow. Instead, we encourage you to use the full name or a shortened version of the name. For example, it is difficult to remember that “CU” refers to City University of the state of Washington, “WIU” refers to Western International University, “WU” refers to Weifang University and “BJUT” refers to Beijing University of Technology.

Response:
The Company has replaced abbreviations with full names in the entire documents.

B. Business Overview, page 22

5.

We note your statement that you will not discuss IRIX’s business and your reasons why. We also note that IRIX’s business generated a material amount of revenues in 2006. In light of this fact and that your proposed plans to sell IRIX are in the initial stages, please provide a discussion or IRIX’s business. Furthermore, explain in more detail your plans regarding the operation of IRIX pending its potential sale. Provide updated disclosure regarding your negotiations for its sale. Provide a section under your Item 5 discussion that discusses trends and uncertainties associated with IRIX’s business and its potential sale.

Response:
The Company has added the IRIX business description and risk factors related to IRIX into the 20-F and it now reads:

On Page 41-44:

Operations of IRIX

IRIX was founded on October 5, 1994 under the laws of British Columbia, Canada by Alvin Chu, Chief Executive Officer of IRIX. IRIX has two subsidiaries, IRIX Design Group Inc. (California) and IRIX Design (Hong Kong) Company Ltd. IRIX began as a computer animation studio producing 3D computer generated animation and renderings, and evolved into a full service agency offering one-stop-shop graphic design, marketing and advertising services. In 1999 IRIX expanded into the U.S. market servicing financial institutions, largely in California. In 2000 a subsidiary of IRIX, IRIX Design (Hong Kong) Company Ltd. was set up in Hong Kong to service clients in Hong Kong.

Products and Services

IRIX now provides a wide range of production and design services. The types of major services and the percentages of overall revenues of IRIX are summarized as follows:

Description	Percentage of Overall Revenues
Graphic Design	45%
Marketing Consulting Service	15%
Production Services for print, video, film and multimedia	10%
Media Booking Agency	20%
Interior Design and Conceptual Space Design	5%
Interior Design and Product Design	2%
Other Services	3%

Marketing Strategy

IRIX targets small-size businesses that are looking to promote themselves in the marketplace through good marketing of a defined image. Clients today are facing old media fragmentation and an explosion of new media. IRIX works with clients to find a good solution to fulfill the promises of their brands or services through advertising, corporate identity, personal profile building, printing services, multimedia production, marketing support, website development, web application, online marketing, and internet advertising. IRIX also targets clients who intend to build a Chinese customer base, due to experience and understanding of the Chinese market.

IRIX places specific marketing effort and focuses on targeting clients in the following industries:

  Real estate
  Banking and Financial Services
  Retail and Consumer Products
  Food and Beverage Products
  Manufacturing

Market Environment

IRIX’s geographical markets are summarized as follows:

Market	Percentage of	Percentage of	Type of Major
	Overall Revenues	Overall Clients	Clients

	(%)	(%)
U.S. (mostly in	35	35	Financial
California)			institutions
Canada (mostly in	60	60	Real estate
Vancouver)
Hong Kong	5	5	Goods providers,
			food and beverage
			manufacturers,
			and government
			agencies.

IRIX presently concentrates on marketing and offering our products and services to Vancouver real estate businesses. Vancouver is experiencing a strong real estate market, so the real estate environment is providing one of the leading sources of revenues for IRIX. Our management estimates that revenues from real estate businesses will continue to grow for IRIX in the short term.

There are risks and uncertainties inherent in the advertising and graphic design industry, which could adversely affect the financial condition of IRIX, including:

  Low barriers to entry; It is relatively easy and inexpensive for competitors to enter this industry. IRIX may face a number of new competitors.

  Economic downturns; In the event of a downturn in the economy, expenditures on marketing products are often more likely to be reduced than other costs, which may adversely effect IRIX’s revenues.

  Customer demography. A large portion of IRIX’s customers are Asian. Should there be a downturn in the immigration environment in Vancouver, this could adversely effect IRIX’s revenues and curtail our growth.

Competition

IRIX faces intense competition from a wide range of companies. The advertising and graphic design market consists of many competitors, from world-wide or nation-wide advertising companies or agencies, to self-employed web designers or programmers. Many of our competitors have substantially greater financial and other resources. We mostly compete with small-size Vancouver-based companies rather than large-size advertising companies or agencies.

IRIX’s products and services are distinguished by the quality of the products and services being offered and an emphasis on customer focus rather than low price. Therefore, an aggressive price competition from existing or future competitors could result in the need to reduce our prices or increase our spending and could result in a decrease in our revenues and profitability.

Our competitors for the Asian market in Vancouver currently includes five to ten firms, including Grapheme/Koo, Cossette Communications Group, Chinese Agency (Canada) Ltd, and Hamasaki Wong. Other advertising and graphic firms, who compete in the real estate market, include Traction Creative Communications and Fleming Creative Group.

Employees

IRIX currently has eleven employees working in our Vancouver office, including Alvina Leung, President, Chief Financial Officer and Director, and Alvin Chu, Chief Executive Officer, and nine other employees as follows:

Function	Number of Employees
Marketing Director	1
Copy Writer	1
Production Manager	1
Designers	2
Programmer	1
Account Executives	3

IRIX has no staff members or office premises outside of Vancouver. All clients in Hong Kong and the U.S. are serviced by the personnel in our Vancouver office.

Office

IRIX shares a leased office space in Vancouver with CAG and CIBT, using 1,526 square feet at a cost of approximately $30,000 per year. IRIX does not own any real properties.

Intellectual Property

IRIX owns the copyright to all of the contents of the website, www.irix-design.com.

Potential Sale

Our planned divestiture of IRIX reflects our overall goal to exclusively focus our attention and resources on the growth of our educational and training business in China. Approximately 19% of total revenues or gross revenues of $701,970 were derived from our advertising and graphic design business during the twelve months in 2006. Our plan regarding the potential sale of IRIX is as follows:

Description	Target Completion Date
Approve a plan to sell IRIX	August 31, 2007
Discuss with various entities	September 30, 2007
Identify a potential purchaser	October 31, 2007
Initially negotiate with the potential buyer	November 30, 2007
Further negotiate with the potential buyer	December 31, 2007
Enter into a definitive agreement	January 2008
Close the sale	February 2008

Currently we are in the initial stages of this strategy with the sale of IRIX. The target completion dates are based on our current expectations and are subject to risks and uncertainties (See Item 5.D Trend Information in this Registration Statement). We may not identify any potential buyers, or successfully complete a transaction.

On Page 71-72:

D. Trend information

Since we plan to shift our focus to our education and training business in China, we plan to sell our subsidiary, IRIX. During the twelve months in 2006 IRIX generated approximately 19% of our overall revenues. There are uncertainties associated with a potential sale of IRIX that are reasonably likely to have a material effect on our net sales or revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause changes to our reported financial information that may not be necessarily indicative of future operating results or our financial condition.

We have not identified any potential buyers for IRIX. At the early stage our plan regarding the sale of IRIX is subject to the identification of a potential purchaser and negotiation of a definitive agreement and contingent upon availability of financing and ratification by the potential purchaser. Therefore, there is no assurance as to whether a transaction will be feasible at all, or will be feasible with terms acceptable to us, and we have no way of telling whether the proposed deal will be successfully completed on a timely basis.

If we are not able to complete the sale of IRIX as planned, our aim to accelerate the growth of our education business in China may be adversely affected. Even if a transaction is completed, we may not be able to achieve the anticipated operating benefits, through increased efficiency and integration with our education and training business in China. Since we are in the early stage of the sale of IRIX, it is not practical, and may be misleading, if we were to predict our operating results and the earning impacts of the action that may result if a sale transaction is completed or not.

On Page 18-19:

Our advertising and graphic design business may be adversely impacted by an economic downturn.

Advertising and graphic design companies, in general, are dependent upon economic conditions. Historically, advertising revenues have increased with the beginning of an economic recovery, principally with increases in classified advertising from real estate. Decreases in advertising revenues have historically corresponded with regional or national recessionary conditions. Our advertising revenues from the real estate constituted approximately 60% of IRIX’s overall revenues. A reduction in demand for advertising in the real estate and other industries could result from a decline in economic conditions and thus a decline in the amount spent on advertising in general. As a result, our actual consolidated results of operations may be adversely impacted by a decline in economic conditions.

IRIX currently depends on a large portion of Asian customers and the loss of, or a significant reduction from Asian customers would significantly reduce our revenues from our advertising and graphic design, and adversely impact on our consolidated operating results.

A large portion of our customers in the advertising and graphic design business are people of Asian descent in Vancouver, BC, or are related to or affiliated with people of Asian descent in Vancouver, BC. Should there be a downturn in the immigration environment in Vancouver, BC, this could cause us to lose customers and negatively impact our advertising revenues. We may not be able to maintain our current Asian customers. We cannot be certain that we can develop new customers or expand our customer base. This could cause our operating results to decline. Therefore, a loss of our Asian customers would materially reduce our revenues from our advertising and graphic design and adversely impact our consolidated operating results.

A potential sale of IRIX may negatively impact our profitability, liquidity, or operating results.

We plan to sell IRIX and concentrate on our education business in China. During the twelve months in 2006, IRIX generated approximately 19% of our overall revenues. A sale of IRIX may cause adverse changes to our reported financial information or negatively impact our profitability, liquidity or operating results. If we are unable to complete the sale of IRIX as planned, our goal to accelerate the growth of our education business may be adversely affected. On the other hand, even if we successfully sell IRIX, the increased efficiency and integration with our education business may not achieve the anticipated operational benefits. We may lose capital resources from IRIX and our consolidated results of operations may be adversely impacted by the sale of IRIX.

6.	Please discuss in more detail why you believe that your proposed expansion plan would lead to a loss in your next fiscal year.

Response:
The following paragraph has been revised and now reads:

On Page 49:

While we believe our proposed expansion plan will generate significant revenue growth in the long term, we may incur a loss in the short term. Our new program will face the same problems as any new program when entering a market. The likelihood of success of a new program will be subject to a number of factors including market perception, related acceptance of the new program, existing and potential competition, and customer sentiment. On a short term basis a significant investment in business and course development and marketing and promotion could result in reduced margins; may not generate the expected revenue growth; or may lead to a loss, any of which could harm our business. Also, there is no assurance that we will generate any revenues or ever achieve profitable operations from our new program in the long term. If our new program should fail, this could harm our business and our results of operations.

Campuses, page 29

7.

Please consider providing a map to show the locations of your campuses. In addition, please discuss these locations in more detail. For example, discuss the size of the cities where your campuses are located. In this regard, we note your statement on page 23 that you are shifting your business focus from Beijing to other cities with a population of three to ten million people. As another example, explain whether you share facilities with other educational institutions. In this regard, clarify whether your BJUT campus is on the grounds of Beijing University of Technology. Lastly, explain whether you lease or own your campuses. It is not clear what you mean by your statement that you do not rent, but only provide courses at, two of your campuses. If these matters are discussed in more detail elsewhere, please provide a descriptive cross-reference to the appropriate section of the registration statement.

Response:
The Company has inserted a map to show the locations of our campuses. The following paragraphs have also been revised and now read:

On Page 31-33:

Campuses

We provide our programs from seven campuses listed below. We do not own any campuses.

Campus	Establishment or Starting Date	Size (Square Feet)	Location	Facility Arrangement
Beijing University of Technology Campus	September 1999	20,000 (exclusive occupation)	Beijing, Capital of China (1)	Beijing University of Technology Campus is on the grounds of Beijing University of Technology. We pay 15% of revenues for this facility.
Shuanglong CIBT Campus	September 2002	107,000 (exclusive occupation)	Beijing, Capital of China (1)	We pay 6% - 18% of revenues for this facility according to different programs.
Executive Training Center	May 2006	1,470 (exclusive occupation)	Beijing, Capital of China (1)	We pay approximately $47,000 per year for this facility.
CIBT Beihai International College	May 2005	20,000 (exclusive occupation)	Weifang, Shangdong province (2)	This facility is on the grounds of Weifang University. We paid a flat fee of 50% of revenues to Weifang University for educational service provider’s costs including the rent for this facility.

We are not obliged to pay any additional costs for this facility until 2014.
CIBT Wyotech Automative Institute	September 2005	43,000 (exclusive occupation)	Weifang, Shangdong province (2)	We pay approximately $49,000 per year for this facility.
CIBT Anyang Teachers Training Center	December 2005	1,000 (exclusive occupation)	Anyang, Henan province (3)	We paid a one-time fee of $28,000 to the Anyang Education Bureau, a government authority, and agreed to provide our consulting services as compensation for the exclusive occupation of this facility. Our consulting services are to help Chinese teachers in the Henan province come to Vancouver for oversea English study. We also help with the visa application, research of schools, transfer to schools, and other services.
Zhengzhou Campus	September 2006	10,000 (exclusive occupation)	Zhengzhou , Henan province (4)	We have an agreement with Zhengzhou CIBT, a non-related entity to us, for the use of our curriculum and materials on its Zhengzhou Campus. It pays us approximately $70 per student per year to this.

Information relating to the cities where our campuses are located is summarized as follows:

City	Population (million)	Size (square kilometers)	GDP per capita (RMB)	Major Industries
1 Beijing	15.4	16410.5	45,444 ($6,349*)	Manufacture of communications equipment, computers, other electronic equipment and transport equipment, production and distribution of electric and heat power and printing and reproduction of recording Media
(source: Beijing Statistical Yearbook http://www.bjstats.gov.cn/tjni/2006-tjni/)

2 Weifang	8.6	15,859	20,120 ($2,811*)	Manufacture of clothing, transport equipment, salt and diesel machines
.(source: Weifang official website http://www.wfnet.cn)

3 Anyang	5.2	7,413	8,000 ($1,118*)	Manufacture of textiles, mining industry, and iron and steel industry
(source: Anyang official website http://www.ay.henanews.org.cn)

4 Zhengzhou	7.1	7446.2	18,800 ($2,626*)	Manufacture of building materials, aluminum and food, and the mining and coal industry
(source: Statistical Information of Zhengzhou http://www.zzstjj.gov.cn/Index.asp)

* The exchange rate is based upon the noon rate of the Bank of Canada on June 29, 2007. The noon rate of exchange for the conversion of RMB into Canadian dollars was C$0.1397 (RMB1.00 = C$0.1397) .

Government Approval, page 34

8.

Please explain what steps are necessary to obtain the necessary governmental approvals that are pending. Disclose the anticipated timing for obtaining the approvals. Discuss whether you can offer your educational programs pending approval. If you cannot provide and are not providing particular educational programs pending approval, please emphasize this fact throughout your registration statement. Lastly, explain why the failure to obtain the two pending approval would materially impact your business.

Response:
The following paragraphs have also been revised and now read:

On Page 38-41:

Governmental Approval

Our educational operations in China require approvals from various Chinese government authorities. In order to open our campuses and/or offer our educational programs, we obtained approvals from the following Chinese authorities:

  Ministry of Education - The Ministry of Education is the government’s national agency that is responsible for approvals of all Chinese and foreign bachelor’s and master’s degree programs in the national level.

  Provincial Education Committees – A provincial committee provides provincial approvals to operate a campus or school in the province, as well as approvals for bachelor and master’s degree programs to be offered in the province.

  Municipal Education Bureaus – A municipal education bureau provides municipal approvals to operate a campus or school in the city, as well as approvals for certificate, bachelor or master degree programs to be offered in the city.

The following table describes approvals we have obtained for each of our campuses and for the programs provided in each campus:

Campus	Location	Offered Programs in each campus	Approval Authority	Approval Date	Renewal Date
Shuanglong CIBT Campus	Beijing, Capital of China	2+2, 1+1, Business program – bachelor degree	Beijing Education Committee	December 19, 1999	Renewal not required (1)
		MBA	Ministry of Education	October 8, 2003	October 8, 2008 (2)
		Business program – bachelor degree	Ministry of Education	January 30, 2004 for the program; two approvals of a national bachelor degree are pending. (3)	Renewal not required (1)
Beijing University of Technology Campus	Beijing, Capital of China	Business program – bachelor degree	Beijing Education Committee	December 29, 1999	Renewal not required (1)
Executive Training	Beijing, Capital of China	English program, MBA bilingual	Beijing Education	October 8, 2003 for	October 8, 2008 for

Center		program	Committee	MBA; No approval needed for the English Program	MBA (2)
CIBT Beihai International College	Weifang, Shangdong province	IT program, Business English program, CET program, Auto Training Program	Shangdong Provincial Government	October 31, 2004	Renewal not required
CIBT Wyotech Automative Institute	Weifang, Shangdong province	Automotive technical training program	Shangdong Education Committee	December 14, 2006	Renewal not required
CIBT Anyang Teachers Training Center	Anyang, Henan province	English Teacher Program	An Yang Education Bureau	Each program needs individual approval, every time.	N/A
Zhengzhou Campus	Zhengzhou , Henan province	2+2 program	Henan Education Committee	June 23, 2004	Renewal not required

(1) We do not need to renew the approval issued by the government agency, but we have to get a new approval for each new Educational Service Provider.

(2) We have to submit a renewal application and supporting documentation for our MBA programs to the government authority before October 8, 2008. In order to renew an approval, the government authority usually considers factors including the number of students in the program, the number of students graduated, textbooks and course content, and student feedback relating to the quality of the course content The entire process generally takes approximately six months. We do not anticipate any problems in obtaining renewal of our MBA approvals.

(3) We have obtained approvals to deliver the business programs on the Beijing University of Technology campus, but currently we cannot issue a Chinese recognized bachelor degree for the programs associated with Western International University and ITT Educational Services until the approvals are granted.

We have submitted an application and a copy of the proposed curriculum and program to the Ministry of Education for two approvals of a national bachelor degree and we are waiting for the final results. In order to grant an approval for a bachelor degree, the Ministry of Education evaluates whether the training and education in our programs are equivalent to a bachelor program of an approved Chinese university. In order to do this, the Ministry reviews the proposed curriculum and program in line with the Regulations of the People’s Republic of China on Chinese-foreign Cooperation in Running Schools and the Implementation Method of Regulations of the People’s Republic of China on Chinese-foreign Cooperation in Running Schools. The entire process generally takes one year. We anticipate obtaining the approvals before the end of 2007, but there may be a delay. In the interim period, we can still offer our business program and issue an internationally recognized certificate.

Our management is satisfied that we have applied for all necessary approvals to carry on our education activities in China with the exception of two approvals which are pending. While we believe that we have taken all steps necessary to obtain two pending approvals related to a national bachelor degree and maintain the approvals of our MBA programs, there is no assurance we will be successful in obtaining the two pending approvals or renewing the approvals of our MBA programs. The failure to obtain the two final pending approvals or renew the MBA approvals may have a material adverse impact on our future business. The revenues generated from our MBA programs consisted of approximately 20% of our overall revenues in our education business in China for the twelve months in 2006. The failure to renew the MBA approvals may result in largely reduced enrollment, because we become unable to issue a Chinese recognized Masters degree. We are offering the business program associated with Western International University without a bachelor degree, but we have not yet started to offer the business program associated with ITT Educational Services, which may have low enrollment. The provision of business programs without a bachelor degree may not survive under an intense competition, and this may adversely impact on our net revenues, profitability, or liquidity. This in turn would cause changes to our reported financial information that may not be necessarily an indicative of future operating results or our financial condition.

9.	Please discuss how and when you need to renew your governmental approvals.

Response:
Please refer to our response to comment 8.

D. Property, Plant and Equipment, page 37

10.	Please explain why you are not paying rent until 2014 for your facilities at CIBT Beihai International College. Disclose the rent of other compensation you will pay starting in 2014.

Response:
The following paragraph has been added into 20-F and now reads:

On Page 48:

We paid a flat fee of 50% of revenues to Weifang University for educational service provider’s costs including the rent for this facility. We are not obliged to pay any additional costs for this facility until 2014 when the agreement will be renegotiated. Currently we do not know any future terms regarding the rent or other compensation for this facility.

Item 5. Operating and Financial Review and Prospects

11.	Please move the presentation of “Critical Accounting” to Item 5 from its current location under Item 8A – Financial Statements.

Response:
The Company has moved “critical accounting policies” to Item 5.

12.

Please disclose in your critical accounting policies the valuation of accounts receivables, marketable securities, related party transactions, equity and cost method investment valuation, intangible assets and litigation, commitments and contingencies or tell us why you believe that the accounting for these items do not involve significant accounting estimates or assumptions. Please refer to the SEC Financial Reporting Release No. 60 and Section III.I to the International Series Release No. 1258 for additional guidance.

Response:
The Company has revised the critical accounting policies in the Form 20-F.

Accounting Policies for:

  Marketable Securities (Investment in Sun New Media Inc.)
  Deferred Finance Fees
  Intangible Assets

have been added as Critical Accounting Policies in the Form 20-F.

In management’s opinion, the following do not involve significant accounting estimates or assumptions:

  Accounts Receivable – To date, the Company has never experienced any significant bad debts; therefore, accounts receivable presented in the financial statements are considered fully recoverable / receivable.
  Related Party Transactions – To date, all transactions between the Company and related parties have been in the normal course of business and have been recorded at exchange amounts which do not involve significant estimates and assumptions.

  Equity and Cost Method Investment Valuation – Except for the Company’s investment in Sun New Media Inc. (“SNM”), the Company does not have any investments accounted for under the equity or cost method which would be subject to significant estimates as to valuation. The Company’s investment in SNM is carried at the lower of cost and fair market value under Canadian GAAP. To date, there has been an active market for trading in the shares of SNM at prices indicating a fair value of the shares of SNM well in excess of their financial statement carrying value. Accordingly, at this time, the valuation and recoverability of the Company’s investment in SNM is not subject to significant estimates.
  Litigation, Commitments and Contingencies – It is management’s assessment that the Company is not party to any litigation, actual claims or threatened claims. In addition, all other commitments and contingencies reported are not subject to any significant estimates and assumptions.

On Page 62-65:

Critical Accounting Policies

Our financial statements are impacted by the accounting policies used and the estimates and assumptions made by management during their preparation. A complete summary of these policies is included in note 2 of the notes to our historical financial statements. We have identified below the accounting policies that are of particular importance in the presentation of our financial position, results of operations and cash flows and which require the application of significant judgment by management.

Revenue recognition

We recognize revenue when persuasive evidence of an arrangement exists, the risks and rewards of ownership pass to the purchaser, the selling price is fixed and determinable, and collectability is reasonably assured. IRIX recognizes revenue for service provided on a completed job basis. CIBT recognizes tuition fee revenue on a straight line-basis over the period of instruction. Fees paid in advance of course offerings, net of related direct costs incurred, are recorded as deferred revenue and recognized in revenue as described above. CIBT has entered into numerous educational delivery agreements with various educational service providers whereby a portion of the gross tuition fees are paid to these educational service providers for the provision of facilities and/or teaching staff. For the majority of these revenue sharing arrangements CIBT is considered the primary obligor and accordingly records the tuition fee revenues on a gross basis and the portion paid to the educational service providers is included in direct educational costs.

Stock-based compensation

We grant stock options to certain directors, employees and consultants to acquire shares in our common stock in accordance with the terms of our stock option plan. We have adopted the recommendations of the CICA Handbook, Section 3870, “Stock-based compensation and other stock-based payments”, whereby it expenses the estimated fair value of all stock-based compensation awards made or altered on or after January 1, 2003 over the lesser of the vesting period and the requisite service period. The standard requires that all new or altered stock-based awards provided to employees and non-employees are measured and recognized using a fair value based method. Fair values have been determined using the Black-Scholes option pricing model.

In estimating the fair value of the options granted during 2004 and 2006 respectively, the following weighted average assumptions were used: expected life of five years, risk-free interest rates of 3% and 4%, expected dividend yield of 0%, and expected volatilities of 95% and 76%. These assumptions are highly subjective and changes in them, in particular the expected volatility, could give rise to materially different fair value determinations. Management has reviewed other public companies within the educational sector, at various stages of development. These comparable companies have determined volatilities, for the purposes of valuing stock options, in the range of 35% to 52%. The following table illustrates the difference between the fair values as determined and what the fair values would have been had our volatility been estimated consistent with these other Companies, assuming an average of 45%:

	February 2006 Stock Option Grant	January 2004 Stock Option Grant

Fair value as originally determined	$ 555,000	$ 674,000

Pro forma fair value based on an expected volatility of 45%	$ 390,000	$ 384,000

Foreign currency translation

The consolidated financial statements are presented in Canadian dollars. Previously, we determined that all of our subsidiaries operating in foreign denominated currencies were integrated foreign operations. Effective January 1, 2006, we determined that two of CIBT’s subsidiaries, a 100% interest in CIBT-BJUT School of Business and a 60% interest in CIBT Beihai International College, are no longer integrated foreign operations, and have been reclassified as self-sustaining operations. This determination was made based on an analysis of the operations of two subsidiaries and their ability to carry on operations without management services and funding from the parent company. The following factors influenced our determination of self-sustaining operations for the two CIBT subsidiaries: (i) the tuition fees are determined by local competition and local government regulations in China, and are not influenced by changes in exchange rates, (ii) CIBT’s education market is localized in China, (iii) CIBT’s labour force and related costs are localized and paid in local currencies, (iv) the day-to-day activities of the two CIBT subsidiaries are financed from its own operations, and (v) there is little interrelationship between the day-to-day activities of the two CIBT subsidiaries and the parent company. The result of this change in determination and corresponding change in translation methodology has been applied prospectively commencing January 1, 2006.

Our integrated foreign operations are translated using the temporal method. Under this method, foreign denominated monetary assets and liabilities are translated into their Canadian dollar equivalents using foreign exchange rates that prevailed at the balance sheet date; non-monetary items are translated at historical exchange rates, except for items carried at market value, which are translated at the rate of exchange on effect at the balance sheet date; revenues and expenses are translated at average rates of exchange during the period; and exchange gains or losses arising on foreign currency translation are included in the determination of operating results for the period.

Our self-sustaining foreign operations are translated using the current rate method. Under this method, foreign denominated assets and liabilities are translated into their Canadian dollar equivalents using foreign exchange rates that prevailed at the balance sheet date; revenues and expense items are translated at the rates which approximate those in effect on the date of the transactions; and the resulting gains and losses from translation are accumulated in a separate component of shareholders’ equity. An appropriate portion of the exchange gains and losses accumulated in the separate component of shareholders’ equity will be included in the determination of operating results for the period when there is a reduction in the net investment in the self sustaining operation.

Marketable securities

Marketable securities consist of common shares of Sun New Media Inc. The common shares are traded in the public equity markets, and are held by us on an available-for-sale basis. The common shares held by us represent 7% of Sun New Media Inc., which does not represent a position of significant influence. The investment in Sun New Media Inc. is accounted for at the lower of cost and market value. To date, market value of the Sun New Media Inc. shares owned by us has significantly exceeded their carrying value on our financial statements and accordingly no impairment provisions have been recorded.

Deferred finance fees

We have capitalized direct fees incurred in connection with a proposed equity financing in CIBT. These finance fees will be offset against the proceeds of the financing or charged to operations if the financing is not completed.

Intangible assets

Intangible assets with definite lives, consisting of programs, student enrolments and facilities acquired in connection with CIBT Beihai International College, are carried at cost less accumulated amortization in accordance with the requirements of the Canadian Institute of Chartered Accountants (“CICA”) Handbook, Section 3062, “Goodwill and other intangible assets”. These intangible assets are amortized on a straight-line basis over their estimated useful life which was initially a period of 7 years and was increased to 15 years on a prospective basis effective January 1, 2005 in accordance with the amended terms of the Weifang agreement.

In accordance with the CICA Handbook, section 3063, “Impairment of long-lived assets”, effective January 1, 2004, the carrying value of intangible assets with indefinite or undeterminable lives are reviewed for impairment on a reporting period basis. Recoverable value is determined by management based on estimates of undiscounted future net cash flows expected to be recovered from specific assets or groups of assets through use or future disposition. Impairment charges, when indicated, are charged to operations in the reporting period in which determination of impairment is made by management.

By an agreement dated August 11, 2004, CIBT acquired a 60% interest in CIBT Beihai International College from Weifang University in consideration for a funding commitment to CIBT Beihai International College of $714,286. In consideration for retaining a 40% interest in CIBT Beihai International College, Weifang University transferred definite life intangible assets consisting of its existing programs and student enrolments to the newly named CIBT Beihai International Management School and also agreed to provide exclusive use of the CIBT Beihai International College facilities at no cost for a period of 7 (subsequently amended to 15 years). As a result of this business combination, we recorded definite life intangible assets subject to amortization on a straight-line basis over 7 years (15 years commencing in 2006).

Our management evaluates the recoverability of these definite life intangible assets on an ongoing basis. Recoverable value is determined based on estimates of undiscounted future net cash flows expected to be recovered from specific assets or groups of assets through use or future disposition. If management determines that there is an impairment in value to the definite life intangible assets then an impairment charge will be charged to operations in the period that the determination is made. To date, management estimates that the full value of the definite life intangible assets is fully recoverable, and that there is no impairment in value. The estimate of recoverable value is however, highly subjective, and actual future cash flows could differ significantly from those estimated. Accordingly, future estimates as to recoverability could differ significantly giving rise to impairments of these intangible assets. Such an impairment provision would be limited to the extent of the carrying value of the intangible assets, being $387,577 as at March 31, 2007.

13.

Revise your disclosures to include a sensitivity analysis and other quantitative information for each critical accounting policy, when it is reasonably available. You should address the questions that arise once the critical accounting estimate or assumption has been identified, by analyzing, to the extent material, such factors as how they arrived at the estimate, how accurate the estimate/assumption has been in the past, how much the estimate/assumption has changed in the past and whether the estimate/assumption is reasonably likely to change in the future.

For additional guidance please refer to section five of the Commission’s Interpretive Release on Management’s Discussion and Analysis of Financial Condition and Results of Operation, which is located on our website at: http://www.sec.gov/rules/interp/33-8350.htm

Response:

We have added sensitivity and other quantitative analysis to the critical accounting policy disclosures for Intangible Assets and Stock-Based Compensation included in the Form 20-F. We have determined for the remaining critical accounting policies, that such analysis and disclosure is not practical or reasonably available. Please refer to the response to comment 12.

14.	Please disclose the information regarding the impact of the foreign currency fluctuations on the company as required by Item 5.A.3 of Form 20-F.

Response:
The Company has added the impact of the foreign currency fluctuations and now read:

On Page 65-66:

Impact of Foreign Currency Fluctuations

Our functional currency is the Canadian dollar. We conduct business in Canada, the U.S., China and Hong Kong giving rise to significant exposure to market risks from changes in foreign currency rates. The financial risk is the risk to our operations that arises from fluctuations in foreign exchange rates and the degree of volatility of these rates. Currently, we do not use derivative instruments or other measures to reduce our exposure to foreign currency risk. In addition, we are exposed to Chinese currency fluctuations and restrictions on Chinese currency exchange, which may affect our ability to repatriate profits from China.

Our integrated foreign operations are translated using the temporal method. Under this method, foreign denominated monetary assets and liabilities are translated into their Canadian dollar equivalents using foreign exchange rates that prevailed at the balance sheet date; non-monetary items are translated at historical exchange rates, except for items carried at market value, which are translated at the rate of exchange in effect at the balance sheet date; revenues and expenses are translated at average rates of exchange during the period; and exchange gains or losses arising on foreign currency translation are included in the determination of operating results for the period.

Our self-sustaining foreign operations are translated using the current rate method. Under this method, foreign denominated assets and liabilities are translated into their Canadian dollar equivalents using foreign exchange rates that prevailed at the balance sheet date; revenues and expense items are translated at the rates which approximate those in effect on the date of the transactions; and the resulting gains and losses from translation are accumulated in a separate component of shareholders’ equity. An appropriate portion of the exchange gains and losses accumulated in the separate component of shareholders’ equity will be included in the determination of operating results for the period when there is a reduction in the net investment in the self sustaining operation.

Included in the operating results for the period are exchange gains and losses arising on foreign currency translation of integrated operations as follows:

	Nine Months Ended		Six Months Ended		Year Ended
	March 31, 2007	March 31, 2006	June 30, 2006	June 30, 2005	December 31, 2005	December 31, 2004
	(Unaudited)	(Unaudited)		(Unaudited)
Foreign exchange gains (losses)	$ (25,444)	$ (31,240)	$ (58,746)	$ 28,579	$ 58,160	$ (13,131)

We have included as a separate component of shareholders’ equity the cumulative effect of foreign currency translation of self-sustaining operations as follows:

	March 31, 2007	June 30, 2006	December 31, 2005	December 31, 2004
(Unaudited)
Unrealized foreign exchange gains (losses)	$ (138,485)	$ (161,950)	$ -	$ -

15.

Please disclose the information regarding any governmental economic, fiscal, monetary or political policies or factors that have materially affected of could material affect, directly or indirectly, your operations or investments in China. Also, any contingent liability arising from the Risk Factors disclosed on pages 11-17 should be discussed under Item 5. Please refer to Item 5.A.4. of Form 20-F.

Response:
The following paragraphs have been added and now read:

On Page 66-67:

Uncertainties of Government Regulatory Requirements, Political or Monetary Policies

Our business in general is subject to extensive regulations in China and uncertainties with respect to the Chinese legal system and economic and political policies. Currently we are not aware of any contingent liabilities which involve us or any of our properties or subsidiaries.

China, however, has not developed a fully integrated legal system and recently-enacted laws and regulations may not sufficiently cover all aspects of economic activities in China. China’s system of laws and the enforcement of existing laws may not be as certain in implementation and interpretation as the U.S. The Chinese judiciary is relatively inexperienced in enforcing corporate and commercial law, leading to a higher than usual degree of uncertainty as to the outcome of any litigation. If new laws and regulations governing the education business in China restrict foreign investment in the education system, we may not obtain or renew our governmental approvals in the future, which may cause us to cease our education business in China. You may lose your entire investment.

A judgment of a U.S. court predicated solely upon civil liabilities may not be enforceable in China by a Chinese court. China does not have treaties with the U.S. providing for the reciprocal recognition and enforcement of judgments of courts. You may not be able to enforce foreign judgments based on the U.S. laws against us or our assets. It may be difficult for you to bring an action against us or our assets, even if you believe that your rights have been infringed under the U.S. securities laws.

The Chinese government imposes controls on the conversion of RMB to foreign currencies and the remittance of currencies out of China. Shortage in the availability of foreign currency may restrict the ability of our Chinese subsidiaries to remit sufficient foreign currency to make payments to us or satisfy their foreign currency denominated obligations. The foreign exchange control system may prevent us from obtaining sufficient foreign currency to pay dividends or satisfy our development demands.

A. Operating Results, page 39

16.

Please discuss if increases in tuition fees resulted from the increase in student enrollment or an increase in tuition rates. Also, it appears an increase in student enrollments resulted from the opening of new institutes and increases in new programs of study offered by the institutes. Please revise the discussion for all periods presented as necessary.

Response:
The Company has revised the discussion for all periods.

Direct Costs, page 40

17.

Please discuss the reasons for the increases in the costs of providing education services. Address whether the increases resulted from increased student enrollments, increases in fees charged by the services providers, changes in inflationary costs, or the opening of new institutes. Please revise the discussion for all periods presented as necessary.

Response:
The Company has revised the discussion for all periods.

B. Liquidity and Capital Resources, page 51

18.

Please discuss in more detail your liquidity requirements on both a short and long term basis. The disclosure should address your internal and external sources of liquidity. Include a statement regarding management’s assessment of whether you have sufficient working capital for your present requirements, or, if not, how you will obtain additional funds. Your liquidity discussion should also address your contractual obligations at the most recent balance sheet date. Please refer to Item 5.B.1(a) and 1(c) of Form 20-F.

Response:
The following paragraphs have been revised and now read:

On Page 69-71:

Liquidity requirements and sources

The following summarizes our financial condition and liquidity at the dates indicated:

	Nine months Ended	Six Months Ended	Year Ended December 31
	March 31, 2007	June 30, 2006	2005	2004
Current Ratio	2.8	2.0	1.4	1.5
Working Capital	$7,984,565	$2,630,449	$1,409,170	$1,257,385
Cash and Cash Equivalent	$8,568,482	$3,074,260	$2,822,309	$2,892,827

Currently we are in good short-term financial standing. If current trends continue, we anticipate our liquidity will continue to improve on a short-term and a long-term basis. We anticipate that we will continue profitable operations and generate a net profit over the next year, funding our operational requirements from revenues generated by us. In addition, we have sufficient working capital on hand to fund planned capital and Chinese program expansion.

In our opinion, we have sufficient working capital on hand and available to fund our present requirements.

Internal sources of liquidity

We have historically financed our operations primarily by cash flows generated from our operations, sales of our equity securities and sales of our marketable securities. We anticipate that our estimated direct and administrative operating expenses of $8,230,000 for the next twelve months, including payment of our contractual obligations relating to the rent of $167,000, capital lease and auto financing agreements of $72,000 and debenture interest of $400,000 (see “Tabular Disclosure of Contractual Obligations”), will be funded by expected cash from operating activities. We anticipate we can generate revenues of approximately $4,150,000 and $8,300,000 respectively over the next 6 months and 12 months. Additional internal sources of funds include cash reserves on hand and funds generated from the sale of marketable securities.

However, our actual results of operations may materially differ from our expectation in the forward-looking statements.

Our estimated operational expenses for the next six and twelve months (beginning July 2007) are summarized as follows:

Description	Estimated Expenses for 6 months ($)	Estimated Expenses for 12 months ($)
Direct costs	1,800,000	3,600,000
Premises lease obligations	84,000	167,000
Auto financing obligations	36,000	72,000
Salaries and benefits	625,000	1,250,000
Professional fees (legal, accounting and auditing fees)	250,000	500,000
Consulting and management fees	350,000	700,000
Marketing and promotion expenses	150,000	300,000
Other administrative expenses	623,500	1,241,000
Interest	200,000	400,000
Total operational expenses	4,118,500	8,230,000
Net estimated operating excess	31,500	70,000

External sources of liquidity

We plan to set up new schools, develop new programs and expand our existing campuses over the next 6 and 12 months beginning July 2007. We estimate we need a financing of approximately $4,814,000 for our proposed expansion plan as follows:

Description	Estimated Amount for 6 months ($)	Estimated Amount for 12 months ($)
New CIBT Centers (Mini-campuses to be set up within a university or college by cooperating with such university or college) (30 proposed new centers at an estimated cost of $106,000 per center, allocated as follows: • Teleconferencing system $22,000 • classroom renovation $34,000 • marketing and setup costs $50,000)	1,600,000	3,190,000
Weifang Commercial School Program	350,000	700,000
Henan Mechanical and Electronic School Program	350,000	700,000
Expansion of CIBT Wyotech Automative Institute to support 1,500 students	110,000	224,000
Total	2,410,000	4,814,000

The estimated costs of $4,814,000 for our proposed expansion plan will be funded by cash currently on hand pursuant to a recently completed debt financing. On April 25, 2007 we completed a private placement of 8% debentures totaling approximately $5.6 million, due on April 24, 2010 (see “Debt” mentioned above). Therefore, we believe that we have sufficient financing to meet our anticipated cash requirements relating to our expansion plan.

We, however, may need additional financing, if we underestimate our expenses to expand our education business in China. Should that be the case, we plan to raise those amounts from external sources via private placements or loans, if we need. At this time there is no assurance that we will be able to obtain the necessary additional financing on reasonable terms.

On Page 72-73:

F. Tabular Disclosure of Contractual Obligations

As at March 31, 2007, we had the following contractual obligations and commercial commitments:

Contractual Obligations		Payments Due by Period
	Total	Less Than One Year	1-3 Years	4-5 Years	After 5 Years

Short-Term Debt Obligations (1)	$45,473	$45,473	-	-	-

Long-Term Debt Obligations	-	-	-	-	-

Capital Lease Obligations (2)	$111,908	$24,700	$62,017	$25,191	-

Operating Leases	-	-	-	-	-

Purchase Obligations	-	-	-	-	-

Other Long-Term Liabilities	-	-	-	-	-

TOTAL	$157,381	$70,173	$62,017	$25,191	-

(1) As of March 31, 2007, we have an obligation to pay a total of $45,473 or $4,668 per month to the Bank of Huaxia, a Chinese bank, under an auto financing loan due on January 26, 2008. This auto loan bears an interest of 5.76% .

(2) As of March 31, 2007, we have capital lease obligations totaling $111,908, or $2,058 per month for leases having expiry dates respectively on November 1, 2008 and February 11, 2011. We have an obligation to pay $100,408 to MCL Motor Cars (1992) Inc. under an auto lease financing agreement between MCL Motor Cars and IRIX, due on February 11, 2011. This lease interest rate is 7.44% . We also have an obligation to pay $11,500 to a computer vendor due on November 1, 2008.

As of March 31, 2007, the remaining debt principal amounts relating to the short term debt and the capital lease obligations were approximately $137,817. On April 25, 2007, we entered into securities purchase agreement with Shane, whereby Shane loaned approximately $5.6 million to us and we issued a debenture and warrants to Shane. The debenture of approximately $5.6 million will be due on April 24, 2010. The interest rate is 8% per annum. We will pay an interest of approximately $110,000 every three months. The first interest payment will be due on July 24, 2007.

Our lease obligations are as follows:

Leased Property	Size (square feet)	Duration	Annual Rent
Principal Corporate Office (Vancouver, Canada)	3,526	From September 2005 to October 2009	$70,520
Executive Training Center (Beijing, China)	1,470	From May 2005 to May 2010	Approximately $47,000
CIBT Wyotech Automotive Institute (Weifang, China)	43,000	From July 2005 to July 2011	Approximately $49,000

We anticipate we will be able to meet our contractual obligations over the next 12 months from operating cash flow and recently raised capital. In the event that operating cash flow is insufficient to meet our contractual obligations, we will be required to raise additional financing to cover the shortfall through the issue of debt or equity. There is no assurance such additional financing will be available or accessible on reasonable terms.

Debt, page 52

19.	Please disclose when your interest payments are due and the amount of the interest payment on the debenture issued on April 25, 2007.

Response:
The following sentences have been added into Page 52 and now read:

On Page 68:

We will pay an interest of approximately $110,000 every three months. The first interest payment will be due on July 24, 2007.

Item 7. Major Shareholders and Related Party Transactions, page 68

20.	Please disclose the portion of your common stock held in the host country and the number of record holders in the host country. Please refer to Item 7.A.2 of Form 20-F.

Response:
The following sentences have been added and now read:

On Page 86:

As of July 4, 2007, there were totally 74 holders of record of our common stock, including 14 U.S. holders, 47 Canadian holders, 10 holders in other countries and 3 reserved accounts. As of July 4, 2007, there were 47,840,073 common shares outstanding, including 5,537,567 shares or 12% held by U.S. holders.

Financial Statements

Age of Financial Statements

21.

We note that the trade on the TSX Venture Exchange. If you have published financial information for the interim period ended March 31, 2007, please include the interim financial statements in the registration statement and update the other related financial information.

Response:
The Company has included the financial statements for the interim period ended March 31, 2007 and updated the related financial information in the 20-F.

Consolidated Financial Statements, December 31, 2006, (Unaudited) Notes to Interim Consolidated Financial Statements Note 2 – Significant Accounting Policies Foreign Currency Translation, page F-5

22.

We note that you indicate at the top of each page of the interim financial statements that your financial statements are presented in Canadian Dollars; however, you indicate in each of the three paragraphs under the above caption that the financial statements are presented in United States Dollars. Also, we note in Notes 4, 6, 7, 8 and 10 that you have made references to US dollars rather than to Canadian Dollars. Please revise your entire financial statements and notes thereto for the interim period ended December 31, 2006 to present them in Canadian Dollars.

Response:

The interim financial statements and notes have been revised to reflect amounts in Canadian dollars. In the notes to the interim financial statements there are certain corresponding US dollar amounts in parenthesis following certain Canadian dollar amounts. This is done to reflect the fact that certain transactions were agreed upon and transacted in US dollars.

The only number that was not changed to Canadian dollars is the following statement from Note 11 - Subsequent Events: “Further, the debenture becomes due and payable within six months of CIBT completing a minimum US$25 million public offering (the “IPO”).” This is done for two reasons: (1) there is a signed agreement in place that states the minimum amount is US$25 million, and (2) the triggering event (ie. IPO) is future oriented, which makes it difficult to state a Canadian dollar amount relating to the US$25 million.

Note 12 – Differences between Canadian and United States Generally Accepted Accounting Principles

Comprehensive Income (loss), page F-14

23.

Please provide us with information to support the unrealized holding losses of $15.3 million on marketable securities disclosed for the six months ended December 31, 2006. Please explain in detail how you evaluated the decline in fair value of each security in assessing whether it is other than temporary for US GAAP reporting. Your response should address how you applied the guidance in paragraphs 16 of SFAS 115 and other accounting literature, including EITF 03-3, FSP 115-1 and SAB Topic 5M.

Response:

The unrealized holding loss of $15.3 million on marketable securities for the six month period ended December 31, 2006 is a result of a decline in the market value of the Sun New Media Inc. shares from approximately $4.48 per share on June 30, 2006 to approximately $0.88 on December 31, 2006 (with a further reduction to approximately $0.57 per share for the three month period ended March 31, 2007).

In accordance with the provisions of paragraph 16 of SFAS 115, the Company is required to record an impairment provision of an investment recorded as available-for-sale when “…a decline in fair value below the amortized cost basis is other than temporary.” In this instance, an impairment provision (recorded as a charge to operations during the period) is not required, as at no time did the fair market value decline below the Company’s amortized cost basis (which in this case is equivalent to the carrying value as reported under Canadian GAAP). The recording of this significant unrealized loss is simply a partial reversal of a prior unrealized gain recorded on the initial classification of these shares to available-for-sale, at which time they had a nominal accounting cost basis.

Consolidated Financial Statements, June 30, 2006

Auditors’ Reports, pages F-20, F-47 and F-64

24.

We note the auditors’ reports do not state that the audits were performed in accordance with standards of the Public Company Accounting Oversight Board (United States). Please ask your auditors to revise its reports to refer to the standards of the Public Company Accounting Oversight Board (“PCAOB”) in addition to the reference to Canadian generally accepted auditing standards. Please see SEC release No. 34-49707, PCAOB Auditing Standard no. 1 and Instructions to Item 8.A.2 of Form 20-F.

Response:
The Company has included the updated auditor report into the financial statements.

25.

We note that your auditors are located in Vancouver, Canada. It appears that the majority of your assets, liabilities, revenues and expenses related to your operations are located in China. Please tell us how the audit of the operations in China, including the associated revenue, assets and liabilities, was conducted. Your response should include a discussion of the following:

  Whether another auditor was involved in the audit of the Chinese operations. If so, please tell us the name of the firm and indicate whether they are registered with the Public Company Accounting Oversight Board (PCAOB). Additionally, please tell us how your Canadian auditors assessed the qualifications of the other auditor and the other auditor’s knowledge of US GAAP and PCAOB Standards;

  Whether your Canadian auditors performed all the required audit procedures within Canada or whether a portion of the audit was conducted by your Canadian auditors within China.

Response:

The Company’s auditors, DMCL, performed all audit procedures in China using their own staff. They sent their audit staff from Vancouver, Canada to Beijing, China and Weifang, China where they performed their field audit work for a two-week period. Neither the Company nor DMCL engaged any auditors on a subcontract basis to perform any audit procedures.

Financial Statements

26.	Please include in the amended filing comparable period financial statements for the six month period ended June 30, 2005. Refer to Item 8 of Form 20-F.

Response:

The Company has included the revised June 2006 Financial Statements ( with June 2005 comparatives ) into the 20-F, and updated all related sections in the 20-F to reflect the June 2005 comparative numbers.

Notes to Consolidated Financial Statements Note 2 – Significant Accounting Policies Revenue Recognition, page F-28

27.

Please refer to the disclosure provided under the caption “Educational Service Providers” on page 30. Disclose in your revenue recognition policy how the tuition revenues sharing arrangements are accounted for as they relate to your educational service providers in the financial statements.

Response:
The Company’s revenue recognition policy has been updated in the financial statements to read as follows:

Revenue recognition

The Company recognizes revenue when persuasive evidence of an arrangement exists, the risks and rewards of ownership pass to the purchaser, the selling price is fixed and determinable, and collectibility is reasonably assured. Irix recognizes revenue for service provided on a completed job basis. CIBT recognizes tuition fee revenue on a straight line-basis over the period of instruction. Fees paid in advance of course offerings, net of related direct costs incurred, are recorded as deferred revenue and recognized in revenue as described above. CIBT has entered into numerous educational delivery agreements with various educational service providers whereby a portion of the gross tuition fees are paid to these educational service providers for the provision of facilities and/or teaching staff. For the majority of these revenue sharing arrangements CIBT is considered the primary obligor and accordingly records the tuition fee revenues on a gross basis and the portion paid to the educational service providers is included in direct educational costs.

28.

Please disclose if the tuition fees are shown net of discounts relating to a variety of promotional programs including military discounts, special promotional incentives designed to generate new student enrollment, early payment discounts and other incentives.

Response:
The Company’s disclosure regarding the tuition fees has been added into the 20-F as follows:

On Page 30:

The tuition fees are shown on a gross basis and do not include any discounts.

29.	Please disclose the terms of the refund of tuition fees. If the tuition fees include textbooks and laptop computers, please disclose how you amortize the costs of the textbooks and laptop computers.

Response:
The Company’s disclosure regarding the refund of tuition fees has been added into the 20-F as follows:

On Page 30:

Refund Policy of Tuition Fees

Refund policy on MBA programs

Refund Percentage of Tuition Fees
Equal to or less than 7 days after a program starts	100%
Greater than 7 days after a program starts and less than 30 days after a program starts	50%
Equal to or greater than 30 days after a program starts	0%

Refund policy on non-MBA programs

Refund Percentage of Tuition Fees
Equal to or greater than 7 days before a program starts	100%
Less than 7 days before a program starts and less than 7 days after a program starts	95%
Greater than 7 days after a program starts and less than 30 days after a program starts	50%
Equal to or greater than 30 days after a program starts	0%

Refund policy on textbooks – No refund of textbook fees.

Laptop computers are not included in the tuition fees, and the student must acquire their own laptop computers.

Note 6 – Share Capital

Stock-based compensation, page F-33

30.

You disclose that no compensation expense has been recorded to June 30, 2006 for stock options issued during 2006 to employees, officers, directors and consultants. Tell us how you applied the guidance in SFAS 123R in calculating the amount of stock compensation to record US GAAP reporting.

Response:

The stock options granted during 2006 vest at a rate of 25% at the end of each of 12, 24, 36 and 48 months following the grant date. Management originally determined for the fair value of the options for the period ended June 30, 2006 to be $Nil based on the amount vested as at that date. The June 30, 2006 financial statements were prepared on that basis. During the course of the financial statement audit, it was brought to management’s attention that the expense should more accurately be recorded on a straight-line basis over the service period, in this case estimated to be the four year vesting period, consistent with the provisions of SFAS 123R. At that time, the resulting correction was determined to be not material, and accordingly, the financial statements were not adjusted. Management intends to incorporate this amount on a cumulative basis in the Company’s financial statements for the year ended June 30, 2007.

Note 14 – Differences between Canadian and United States Generally Accepted Accounting Principles

Consolidated Statements of Cash Flows, page F-40

31.

The amounts disclosed under the caption “Net cash used in operating activities under Canadian and US GAAP” do not agree with the consolidated statements of cash flows in the line item “Net changes in non-cash working capital items” as required under US GAAP. Please revise as necessary.

Response:

The notes to the financial statements have been amended. The amounts in the notes now agree to the amounts in the financial statements. Also, additional disclosure has been added in the notes to show the line item changes in the non-cash working capital items.

Please do not hesitate to contact me if you have any questions.

Yours truly,

BACCHUS LAW GROUP

Per: /S/ Penny O. Green

Penny O. Green
Barrister, Solicitor & Attorney
Member, Washington State Bar Association
Member, Law Society of BC